U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40133

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: ENVOY MEDICAL, INC.

Former Name if Applicable: ANZU SPECIAL ACQUISITION CORP I

Address of Principal Executive Office (Street and Number): 4875 White Bear Parkway

City, State and Zip Code: White Bear Lake, MN 55110

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Envoy Medical, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Quarterly Report”) by the prescribed filing date for the reasons set forth below.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2023, the Company (formerly known as Anzu Special Acquisition Corp I) consummated its previously announced business combination (the “Business Combination”) on September 29, 2023. Due to the timing of the completion of the Business Combination and the complexity of accounting associated therewith, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report.

The Company expects to file the Quarterly Report within the five calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Brent T. Lucas	(877)	900-3277
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒  Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report will reflect the Business Combination and certain financing transactions entered into in connection therewith, and the Company’s results of operations for the three and nine months ended September 30, 2023 will include significant impacts relating to those transactions. The Company currently estimates that for the three months ended September 30, 2023, the Company had net income of approximately $0.8 million, compared to net loss of approximately $(1.3) million for the three months ended September 30, 2022. The Company currently estimates that for the nine months ended September 30, 2023, the Company had net loss of approximately $(25.8) million, compared to net loss of approximately $(4.4) million for the nine months ended September 30, 2022.

Management's assessment of internal control over financial reporting will include a material weakness upon filing of the Quarterly Report.

The Company believes that its results contained herein for the three and nine months ended September 30, 2023 and 2022 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon the filing of the Quarterly Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Quarterly Report and the Company’s expected financial results for the three and nine months ended September 30, 2023 and 2022. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

ENVOY MEDICAL, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2023	By:	/s/ Brent T. Lucas
Brent T. Lucas
Chief Executive Officer

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